Exhibit 4(d)
Home Office: Cincinnati, Ohio
Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420
Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423
WAIVER OF EARLY WITHDRAWAL CHARGES
FOR EXTENDED CARE RIDER
Your certificate of participation (your “Certificate”) issued under a group annuity contract (the “Contract”) is changed by this Waiver of Early Withdrawal Charges for Extended Care Rider (this “Rider”) to add the following new provisions:
Extended Care Waiver

Upon your Written Request, we will waive the Early Withdrawal Charges that may otherwise apply to a withdrawal, surrender, or annuitization of your interest in the Contract if at the time of such withdrawal, surrender, or annuitization or within the immediately preceding ninety (90) days all of the following conditions are met:
1)	an Insured for your interest in the Contract is confined to a Long-Term Care Facility or Hospital;

2)	the confinement is prescribed by a Physician and is Medically Necessary;

3)	the first day of the confinement was at least one (1) year after your Certificate Effective Date; and

4)	the confinement has continued for a period of at least ninety (90) consecutive days.
You must provide us with proof of confinement that meets these conditions. The proof must be satisfactory to us. The Written Request and the satisfactory proof must be provided to us before the date of the withdrawal, surrender, or annuitization.
Definitions

Capitalized terms not defined in this Rider have the same meaning as such terms are defined in your Certificate. The following additional definitions apply to this Rider:
Insured: An individual whose confinement is used to qualify for benefits described in this Rider. For your interest in the Contract, each owner of your interest on your Rider Effective Date who is a natural person is an Insured. If an owner of your interest on your Rider Effective Date is not a natural person, then for such interest each Annuitant on such date who is a natural person is an Insured. For this purpose, an individual acting as a trustee or plan sponsor is not treated as a natural person. No person other than a successor owner may become an Insured after your Rider Effective Date. If the spouse of a person who is an Insured becomes the successor owner of your interest in the Contract in lieu of a death benefit, then that spouse will become the Insured.

Early Withdrawal Charge: An early withdrawal charge, surrender charge, premature use charge, or contingent deferred sales charge that may apply to a withdrawal, surrender, or annuitization under the Contract. It does not include a proportional reduction in values or benefits. It does not include a market value adjustment.
Long-Term Care Facility: A Skilled Nursing Facility or an Intermediate Care Facility, other than a facility that:
1)	primarily treats drug addicts or alcoholics;

2)	is a home for the aged or mentally ill, a community living center, or primarily provides residential care or retirement care; or

3)	is owned or operated by you or an Insured, or a Family Member of yours or an Insured.
Skilled Nursing Facility: A facility that meets all of the following requirements:
1)	it is located in the United States or its territories;

2)	it is licensed and operated as a Skilled Nursing Facility under the laws of the state or territory where it is located;

3)	it provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.);

4)	it maintains a daily medical record of each patient; and

5)	it provides skilled nursing care under the supervision of a Physician.
Intermediate Care Facility: A facility that meets all of the following requirements:
1)	it is located in the United States or its territories;

2)	it is licensed and operated as an Intermediate Care Facility under the laws of the state or territory where it is located;

3)	it provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.) or a licensed practical nurse (L.P.N.); and

4)	it maintains a daily medical record of each patient.
Hospital: A facility that meets all of the following requirements:
1)	it is located in the United States or its territories;

2)	it is licensed and operated as a hospital under the laws of the state or territory where it is located;

3)	it provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.);

4)	it operates primarily for the care and treatment of sick and injured persons as inpatients for a charge;

5)	it maintains, or has access to, medical, diagnostic, and major surgical facilities; and

6)	it is supervised by a staff of Physicians.

Physician: A person who is licensed in the United States as a medical doctor (M.D.) or a doctor of osteopathy (D.O.) and who is practicing within the scope of his or her license. The term “Physician” does not include you, an Insured, a Family Member of yours or an Insured, or an employee, officer, director, owner, partner, member, or agent of yours that is not a natural person.
Medically Necessary: Care that is:
1)	appropriate and consistent with the diagnosis of a Physician;

2)	in accord with accepted standards of practice; and

3)	could not be omitted without adversely affecting the condition of the Insured.
Family Member: A spouse, child, parent, grandparent, grandchild, sibling, aunt, uncle, first cousin, niece, or nephew, or any such relative by marriage or adoption, including in-laws and step-relatives.
Rider Effective Date: For your interest in the Contract, your Certificate Effective Date, or the date that this Rider was added to the Contract, whichever is later.
Termination

The rights described in this Rider will terminate for your interest in the Contract and shall have no value when one of the following occurs:
1)	you transfer or assign an interest in the Contract, unless to an Insured for your interest.

2)	the Early Withdrawal Charge period ends and no further Early Withdrawal Charge period will apply for your interest in the Contract;

3)	you surrender or annuitize your interest in the Contract; or

4)	a death that would give rise to a death benefit for your interest in the Contract, unless a spouse of an Insured becomes the successor owner of your interest in the Contract.
This Rider is part of your Certificate. It is not a contract. It changes your Certificate only as and to the extent stated. In the case of conflict with other terms of your Certificate, the terms of this Rider shall control.
Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT